Exhibit 99.3
Press Conference Call

Infosys Limited

Q3 FY24 Financial Results Press Conference Call

January 11, 2024

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer and Managing Director

Nilanjan Roy

Chief Financial Officer

Rishi Basu

Corporate Communications

journalists

Ritu Singh

CNBC TV18

Beena Parmar

The Economic Times

Ayushman Baruah

Business Standard

Reshab Shaw

Moneycontrol

Jas Bardia

Mint

Tushar Deep Singh

NDTV Profit

Haripriya Suresh

Reuters

Haripriya Sureban

The Hindu BusinessLine

Sameer Ranjan Bakshi

Financial Express

Rukmini Rao

Fortune India

Rishi Basu

A very good evening, everyone, and wishing you all a very happy new year. Thank you for joining us today at Infosys' Third Quarter Financial Results. My name is Rishi and on behalf of Infosys, I would like to welcome all of you today. Over the next hour through the course of this press conference, we request one question from each media house.

And with that, I would like to invite our Chief Executive Officer, Mr. Salil Parekh, for his opening remarks. Over to you, Salil.

Salil Parekh

Thanks, Rishi. Good afternoon, everyone, and wish you a Happy New Year. Our Q3 revenue declined by 1% Q-o-Q and 1% Y-o-Y in constant currency terms. For the first three quarters, our revenue grew by 1.8% over the same period last year, in constant currency.

Our operating margin was at 20.5%. Large deals were at $3.2 bn, 71% of these were net new. This includes one mega deal. We are seeing strong traction for generative AI programs leveraging our Topaz capability. We have integrated our generative AI components into our service line portfolio, creating impact for our clients. We have 100,000 employees trained in Generative AI areas and we have developed a range of use cases and benefit scenarios across different industries for our clients. Our margin improvement program continues to gain traction.

Based on the performance in the first three quarters, and outlook for Q4, we are tightening our revenue growth guidance for FY24 to 1.5% to 2% growth in constant currency. Our operating margin guidance for FY24 remains unchanged at 20% to 22%.

As you probably know, Nilanjan is leaving Infosys at the end of this financial year. I want to thank Nilanjan for the excellent work he has done and for the strong position he has put Infosys in. In addition, I also want to thank Nilanjan for his partnership and his friendship over the past several years. We wish him all the best in the future.

With that, let us open up for questions.

Rishi Basu

Thank you, Salil. We will now open the floor for questions. Joining Salil is Mr. Nilanjan Roy, Chief Financial Officer, Infosys. The first question is from Ritu Singh from CNBC TV18.

Ritu Singh

Hi, Salil. Hi, Nilanjan. As always, we want to understand why yet again now for the third time during the year, you have revised this guidance. What is the visibility you have now for the remaining part of the year? Why the tightening? I mean, sure, it is going to be higher than 1%, perhaps lower than 2.5% on the upper end.

Secondly, what are you seeing when it comes to client budgets now? Are clients in the U.S. open to spending more? What are the areas of weaknesses and strength, whether it is geographies or sectors?

And again, the same question, the headcount continues to come down even in this quarter, even though your attrition rate is lower at 12.9%. Your hiring plans for the year, if you could outline? And apart from the numbers, if you could clarify on the deal wins and that mega $1.5 bn deal, that MoU that you had signed with a global client in the AI transformation space that you seem to have lost out on. What was the reason for that? Are you continuing to see deal cancellations?

And while you wish your colleague all the very best and you always say that Infosys has produced talent for other companies, you are proud of that. What is the impact on business? Because this is not a one-off event. We have seen multiple exits over the course of the last 18 months or so.

Salil Parekh

Okay. So let me start off. There are several questions in there. The first, I think was on margin. So what we have done is really as we get closer to the end of the financial year, we have tightened the revenue growth guidance, the margin guidance remains the same. So in effect, really, the higher end has come a little bit lower and the lower end has gone up a little bit. So, we see the outlook in essence, quite similar, but the guidance is tightened, that is how we are seeing it.

Based on what we have seen in the first three quarters, where our growth has been 1.8% in constant currency terms over the previous years’ three quarters. And that is really all we have done with the guidance.

On the budgets, I think that was one of the questions on what we are seeing with the budgets. At this stage, we have not seen any different behavior from clients. Typically, as you know well, Q3 is a quarter with large furloughs and other end-of-year holidays and that we have seen continue. We have not seen either an increase or either a decrease, so the same view. Digital programs are fewer. Cost and efficiency, automation is much more. And Generative AI has a lot of interest and traction even if it is small revenue numbers today.

Then there was a question, I think about the MoU, we have no additional comment. We have shared the comment in the statement we have made some time ago in the quarter.

In terms of leadership, we are indeed fortunate to have a good team and a very strong set of leaders within the company and over last several quarters and even in the past, the people who have taken on many of the new positions are people who have been in the company, have developed their skills there.

And we are delighted Nilanjan has spent five years in that role. He will obviously share his view and we had a fantastic outcome in those five years. And really, Nilanjan has contributed immensely to that and all the best wishes as he looks ahead.

Rishi Basu

Thank you.

Ritu Singh

On the headcount question as well. And for Nilanjan, your Project Maximus, just before you go, I would like to know from you, where do you see the end goal of that project? How do you evaluate your term here and what is next for you after March?

Nilanjan Roy

Yes, so it is been tremendous five years here. I think how the company has transformed over the years have been truly remarkable, in terms of the client intimacy, what we see as hunger for large deals, the focus on people, the entire focus on the shareholder, the capital allocation. So truly, outside the numbers which you all asked about, has been this whole transformation happening inside and under Salil and the Board's leadership that has truly been wonderful.

Five years is a long time, 20 quarters answering the question so I think it is time to move and I will do something later on and as the press release says. But more importantly for me, I may leave Infosys, but Infosys can’t leave me, it’s just a part of me inside.

Rishi Basu

Thanks, Ritu. The next question is from The Economic Times, Beena.

Beena Parmar

Hi, Salil. Thanks for the call. Firstly, in terms of your deal pipeline, could you give us a sense, you know, how does the next two quarters look like? Because your deal pipeline, the order book has reduced that we have seen, in the previous quarter, it was $7.7 bn, but the TCV has reduced this quarter? Could you give us a reason for that?

And on the senior level management churn that we have seen, just adding to what Ritu said, what is the reason that you have not really absorbed newer or recruited newer or made newer appointments? And what is the reason that you are seeing a lot of this churn happening? Do you see this as a one-off event and what are the reasons?

And another thing is on the reports that are doing around about Infosys sending in communication to a rival about anti-poaching and unethical practices. Could you give us your view on that?

Salil Parekh

Okay, thanks. Let me try and go through the questions. I think first on the wins, in fact, this quarter has been, I think, very strong at $3.2 bn. If you look at the nine months, it is the highest ever value of deal wins that we have had. Actually, it is more than what we had in the year before, where we had a very large deal in that instance. So, we feel extremely good. 71% of this is net new. That again is extremely strong because it helps to position us for more into the future. The deal win from last quarter was also exceptional, but those are big numbers. I mean, $3.2 bn is really well above our average deal win in any quarter, if you look back, let us say 8, 10, 12 quarters and so on. So, we feel extremely strong with what we see going ahead. And these have deals which are related to cost efficiency, automation, consolidation, new work on SAP, cloud. So, a lot of different areas, which is good. It is across the portfolio.

I think you had a question on our senior leadership team. Again, my sense is we have an exceptionally strong team at different levels within the company. We have continued over the last several years and even well into the past, always promote a lot of people internally with larger responsibilities. We will do that this year and in the years ahead.

And the type of work that we do, people have exposure to some incredible opportunities, both with clients, with delivery, with projects, and the type of projects we are working on are quite leading. So we feel good about that. In terms of some of the media reports you alluded to, we have no real comment on that.

Rishi Basu

Thank you, Beena. The next question is from Ayushman Baruah from Business Standard.

Ayushman Baruah

Hi. So I think the trend seems to continue that despite the large and mega deals, revenue growth has not been on par, with the deals. So, when can we expect the revenue growth and the large deals to be in sync? That is one.

And secondly, any specific pockets of weakness you would like to highlight, both in terms of verticals or geographies?

Salil Parekh

So there, I will start off and then Nilanjan may add some things. I think large deals, more represent what is the level of connect we have with our clients for large transformation programs or consolidations or cost and efficiency programs. The revenue reflects both what deals contribute and then what programs clients are doing or not doing.

For example, digital programs have been reduced in what we have seen over the last few quarters with clients. That combination gives us the outcome for the revenue and we will see how the global economic environment evolves and that will tell us when that comes in. Sorry, what was the second one?

Ayushman Baruah

It was about any pockets of…

Salil Parekh

Yeah, the segments. So, there we are seeing, you know, financial services, hitech, telco, where we still see impact in the market. We see growth in manufacturing, energy utilities, life sciences. So, we do see both of those things. In geography, similarly, we see impact in our North American business, the growth in the European business. So, it is not one thing for all.

Rishi Basu

Thank you. The next question is from Moneycontrol, Reshab Shaw.

Reshab Shaw

Hi, gentlemen, Reshab here. So, on your headcount, Y-o-Y we have seen a lot of headcount decrease, so does that indicate a weaker than expected revenue trajectory from here onwards? Your number of clients has been down month-on-month and Y-o-Y. So, would like to say something on that? And on furloughs, how much has that impacted revenues this quarter? And discretionary spending, when do you see it coming back?

Nilanjan Roy

So, I will take a couple of them. So, I think furlough is a seasonal industry impact and it is reflected in the minus 1% constant currency decline, so it is part of that as well. In terms of headcount, we had already told you all last quarter that we have a lot of utilization headroom still. In a way, that led to the 6,000-odd headcount reduction. We are still at 82.7%, and our comfort range is between 84%, 85%. So, we still have some capacity and we can always crank this up by taking more trainees on short notice as well. So, our model is very flexed in terms of ability to recruit fast, train them fast and put them on production. So in that sense, I think we are in a good space in terms of ability to capture any future growth.

Reshab Shaw

Great. Thank you.

Rishi Basu

Thank you. The next question is from the Mint newspaper, Jas Bardia.

Jas Bardia

Just a couple of questions. At the start of the year, you had expected to grow at 7% and now this is the third such revision. How much of this revision do you attribute to company-specific factors? And how much of it do you attribute to macro-economic issues?

The second question, did the cybersecurity incident at McCamish lead to the termination of the $1.5 bn MoU. Could you give more details on this? And also, could you cite some measures that Infosys is taking to address this?

Salil Parekh

So let me start off with the guidance point first. I think on the guidance, this quarter we see this more as a tightening of the guidance. So, in that sense, it is not so much a change. It is more that as we get closer to the end of the financial year, the visibility gives us to a similar outcome.

So, if you look at last quarter and this quarter, it looks in that sense similar, except the distance to the end of the year is reduced by half. On the deal specifically, the MoU, we have no additional comment and we have made a specific disclosure at the earlier time.

On the McCamish question that you asked, I just wanted to maybe share with you a comment from what we had stated in our financial results. As we have shared earlier, one of our subsidiaries, Infosys McCamish experienced a cybersecurity incident that resulted in the disruption of some of its services. The systems have been largely restored and are now up and running.

Rishi Basu

Thank you. The next question is from NDTV Profit, Tushar Singh.

Tushar Deep Singh

Hi, a couple of questions. First on the deal signings, we see that the large deal wins are still happening, but they are still not meaningfully converting into revenue. So, when do you think that is going to come back? And are the large deals ramping up as per expectations so far?

Also, your margins have declined quarter-on-quarter, I think because of the wage hikes that went out. But you have maintained your operational profitability guidance for the full year. So, what are the margin levers left in play that is giving you the confidence to maintain those margins? A final question on your acquisition that you have done of InSemi Tech, can you just talk to us about it?

Salil Parekh

On the first one, I think, the way we see large deals, they are really helping us to build a foundation into the future. And the win sizes, the overall win value is very strong at $3.2 bn and at 71%, very good to have the net new. That gives us, let us say one piece of the revenue into the future. And equally, there are digital programs or other programs which are not something that clients are looking at in this environment. And that takes away a little bit from the revenue. So that combined gives us the revenue outcome as we see it, and we give out the outlook as we see it. So that is how we will put that together.

Nilanjan Roy

On the margin, as you have seen in our disclosure, one is, we of course, given our wage hike from 1st of November that is about 70 basis points of the drop. In fact, we have dropped 70 bps. We have had another impact of $30 mn between revenue and cost because of the McCamish incident as well. So that is actually 1.3% headwind. We have compensated that at about 50 basis points from the Project Maximus, which now is in full flow. This is across, we have talked about five tracks and many verticals. And there is about 10 basis points which is from currency. And then, of course, there is a balancing around furloughs, etc. So we actually are seeing a very strong underlying margin movement coming because of Maximus and of course, the wage hikes, etc., were planned and known for and are leading to this margin gap for this quarter.

Tushar Deep Singh

The acquisition of InSemi?

Nilanjan Roy

Yeah, so as you know, we have a very large and growing engineering business. We do not probably talk about it as much. It is a business which is working with leading engineering companies around the world and as you know, semicon is a space which is expected from today, a $500 bn market to go about a $1 trillion . And this is a very exciting business in terms of semiconductor chip design working with leading fab, non-fab players across the world. And I think it will give us, firstly, a good entry into a new space and also a new set of clients which we do not have. So we are very excited about this.

Rishi Basu

Thank you. The next question is from Haripriya Suresh from Reuters News.

Haripriya Suresh

Good evening, gentlemen. First, I wanted to understand, now that client budgets have firmed up, at least for the calendar year, do you see what does the deal momentum look like? Are there any signs of improvement at all? how do we expect things to look like, so far?

And on the guidance, I wanted to understand because it was 2.5% at the upper end, right? Like I wanted to understand, if you are not seeing cancellations, etc., why it was narrowed at the upper end. In terms of geographies, I mean across, this is not obviously an Infy phenomenon, across the companies - North America has obviously been impacted. How much is that affecting you? And is Europe helping in any way?

And in terms of hiring, you said that it would be in time. So, is it fair to presume you will not be going to campuses this year and we can expect headcount to trend the way it has right now? Thank you.

Salil Parekh

So maybe combining a few things. On what we are seeing for the budgets as the calendar year starts, most of our comments are on the financial year that we are looking at. The budget process has started and launched for many of our clients. It is still early in January. So, it will work its way through.

At this stage, we do not see any change from what we were seeing last quarter. In that we do not see things becoming worse. We do not see any change in that dynamic. We will have our own view of the next financial year as we come into the March, April timeframe, when we have the April results.

The guidance again, for us, we are seeing similar outlook to what we were seeing in the past quarter. But as we get closer to the end of the year, just the variability reduces, and that is how we have narrowed the guidance. So it is not a question of reducing the upper end. Because in that sense, we have increased the lower end. So, I would say it is quite balanced between what we were seeing last quarter and this quarter.

Haripriya Suresh

On the campus hiring?

Nilanjan Roy

Yes. Like I just mentioned earlier, we continue to monitor the utilization. And our flexi hiring model, in fact, with COVID, which is both off-campus and on-campus, I think that is really been a new learning for us. So it is on demand, we can go behind that, in case any fresh demand comes in. And at this stage, of course, we are not seeing any immediate campus requirement. But for any volume increase, we have a very strong off-campus program as well now.

Rishi Basu

Thank you. The next question is from Haripriya Sureban from The Hindu Business Line.

Haripriya Sureban

Hi, guys. Salil, could you give us some more color on the visibility in the market. We keep listening that the macro condition and situation is bottoming out. Do you think so? And do you see any sort of green shoots or what is your reading like which verticals do you expect to bounce back earlier?

And on the margin front, do you see any impact? if there is no tailwind from the currency depreciation given that rupee has been flat for almost one year now so?

Salil Parekh

So, on the outlook in the macro, we do not have a view on where it is in terms of the cycle. What we are focused on is how that is impacting our client decision-making. And there, we see what we were sharing earlier, financial services, telco, hi-tech, we still see the impact. Equally, we see growth in manufacturing, energy utilities, life sciences. There is a difference in the geographies as well, as we shared earlier, between North America and Europe.

So, at this stage, there is no more view that we have than that. We are obviously very positive with the deal wins we have got. A lot of those deals win in cost and efficiency. But there are also deal wins which we have seen, for example, in cloud, in SAP and these are areas which we have tremendous strength in and so we feel good. And then Generative AI is becoming more and more important in all discussions, while it is not a big revenue component, it is still becoming more and more important in all discussions.

Nilanjan Roy

On the currency side, we do not plan for actually any currency movement when we do our margin plans as well. So, whatever comes on top of a currency benefit is actually always a bonus. But our underlying plans do not reflect that.

Rishi Basu

Thank you. The next question is from the Financial Express, Sameer Bakshi.

Sameer Ranjan Bakshi

Hello sir. Please correct me if I am wrong. You said a lot of Gen AI projects are in pipeline, right? And you have around 1 lakh Gen AI trained employees. So why is this that we are seeing smaller and active clients, their number have fallen?

Nilanjan Roy

I think if you see from a revenue perspective, which is more relevant, it is the large clients who continue to grow well. Of course, there is a longer tail towards the 1,500 plus clients. But I mean the biggest revenue chunk comes from the top 50, top 100, top 200.

Sameer Ranjan Bakshi

Okay. Thank you.

Rishi Basu

Thank you. The next question is from Rukmini Rao from Fortune India.

Rukmini Rao

Hi, thank you. I have two clarification and a question. One, the $30 mn impact of McCamish, it has been accounted for completely this quarter?

Nilanjan Roy

Yes, between loss of revenue and in cost, yes.

Rukmini Rao

Sure, thanks. And the other one, this is in continuation to what Beena asked. So Salil, I do not fathom how two companies can informally talk to each other? And if at all, Infosys has actually written to a peer raising certain concerns, it must be legal in nature. I mean I am guessing so. So, could you actually tell us whether you have had any communication with your other peers when it comes to talent?

Salil Parekh

I think you are referring to the media report?

Rukmini Rao

That is right, that is right.

Salil Parekh

So we have no additional comments on that.

Rukmini Rao

Going back to the deal that did not fructify, right? I just want to understand from you, was it a client concern about Infosys' ability to be able to execute this deal or was it a client-specific problem that you faced? The way large deals are getting structured or the check boxes the very last minute that are getting countered, what really led to this deal not fructifying? And also some sense on the large deals, is there any fundamental change that is happening how vendors are being looked at by clients when it comes to closing large deals? Thanks.

Salil Parekh

So, on the way large deals are working, in fact, in this quarter, in Q3, we have seen quite a few deals which are consolidation deals where we have been the beneficiary, where clients are looking to consolidate to select partners or strategic partners. So, that is one of the things that we are visibly seeing.

On the specific MoU which was not completed, there is no additional comment. We made the statement, as we had shared earlier. The deal flow in the market is good because the way we look at it, at $3.2 bn, it is well above the average that we see for large deals in any quarter. With 71% net new, that is also very strong because that gives us a good confidence that, that is building out for the future. I think that then you get coupled with, the digital programs which are not happening or slowing down. And that takes away a little bit from the possible benefits of these large deals. And that is really the balance that we are working on.

Rukmini Rao

Salil, like you mentioned earlier saying that digital deals are not still a big component of your revenue, right? But when you have another peer of yours already calling out Gen-AI revenues that they are doing, when do you see actually Infosys being able to call out this number or reach a size in revenue, where are you there in the curve when it comes to being able to grab a Gen-AI deal and make it, let us say substantial or be able to have a statable set of revenues coming out of Gen-AI?

Salil Parekh

So, in Generative AI, we have an extremely strong capability set, a lot of activity with our clients. For example, we are working with a large retail company on their AI-first transformation. This is a very strategic work with the client. We are working with a large global bank on their risk area to use large language models to make that risk area better for them.

So we have a large number of such deals. We are not at this stage of publicly sharing what the Gen-AI revenue is, but we have tremendous capability, a good leading market position. And we feel in Generative AI, we are very strong in the capabilities we build.

For example, there are a lot of large language models out there. There are several different use cases, different benefits scenarios. We have many of them, for example, in customer service, in analytics, in data, in software engineering. So a host of areas which we are working with clients on. We have also developed what we think is an appropriate approach for large enterprises, what we call the narrow transformer approach.

Here, when you are looking at large companies, the interest is not just on consumer Generative AI. It is much more on what is going to make an impact to them with their data set. And so which is the appropriate large language model you can use for their data set, depending on what the area is.

So I believe we have an incredible capability in Topaz. And clients are also resonating with that capability. We are not today calling out the Generative AI value today, but that is a different subject. But the work we are doing, I think, is quite impactful.

Rukmini Rao

Salil, just to understand the Gen-AI needs that you are actually getting are from existing clients, or you have been able to get newer clients, maybe of smaller ticket sizes. Just to understand…

Salil Parekh

It is a mix of both. A large number of them are existing clients. We have good relationships. They have seen our capability set, and they are, as I said, it is resonating. We have also done what we call a Generative AI roadshow. It is a tour where we are taking all of our capabilities in the different locations around the world. And there are some new clients as well, where we are sort of first time doing Generative AI.

Rishi Basu

Thank you. With that, we come to the end of this Q&A session. We thank our friends from media for being part of this press conference. Thank you, Salil. Thank you, Nilanjan.

Before we conclude, please note that the archived webcast of this press conference will be available on the Infosys website and on our YouTube channel later today. Thank you, and we request you to join us for some high tea outside.

Salil Parekh

Thanks.